Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Final Term Sheet

AMERICAN TOWER CORPORATION

October 3, 2011

Issuer:	American Tower Corporation (“AMT”)

Principal Amount:	$500,000,000

Coupon:	5.900%

Maturity:	November 1, 2021

Price to Public:	99.858%

Yield to Maturity:	5.918%

Spread to Benchmark Treasury:	+412.5 basis points

Benchmark Treasury:	2.125% UST due August 15, 2021

Benchmark Treasury Spot and Yield:	102-31+; 1.793%

Ratings (1):	Moody’s Baa3/S&P BB+/Fitch BBB-

Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, commencing on May 1, 2012

Make-whole call:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 50 basis points

Trade Date:	October 3, 2011

Settlement Date:	October 6, 2011

CUSIP/ISIN:	029912BE1 / US029912BE17

Use of Proceeds:	We intend to use up to approximately $495.2 million of the net proceeds (i) to finance acquisitions, including but not limited to, the recently announced property interests under approximately 1,800 communications sites in the U.S., towers under the agreement with Colombia Movil, tower acquisitions in the U.S and additional tranches of previously announced acquisitions in

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Latin America and Africa; and (ii) as the Revolving Credit Facility has been primarily utilized to finance acquisitions, for repayment of all or a portion of our outstanding indebtedness under our Revolving Credit Facility. Remaining net proceeds, if any, will be used for general corporate purposes.

Capitalization:	On an “as further adjusted” basis, after giving effect to (i) the receipt of approximately $495.2 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, in order to finance acquisitions, including but not limited to, the recently announced property interests under approximately 1,800 communications sites in the U.S., towers under the agreement with Colombia Movil, tower acquisitions in the U.S. and additional tranches of previously announced acquisitions in Latin America and Africa; and (ii) the use of up to approximately $100.0 million of the net proceeds to repay certain of our outstanding indebtedness incurred under our Revolving Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC RBS Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. Santander Investment Securities Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated October 3, 2011 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com; or Credit Agricole Securities (USA) Inc. at 1-212-261-7000; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com; or RBC Capital Markets, LLC at 1-866-375-6829; or RBS Securities Inc. at 1-866-884-2071.